 Exhibit 99.1

High Tide Subsidiary Blessed CBD Launches Subscribe-and-Save Discount Program in the U.K. Market

The Company's U.S. Subsidiary NuLeaf Naturals Also Launches Revamped Subscribe-and-Save Discount Program

CALGARY, AB, May 25, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its subsidiary, Blessed CBD, has launched a CBD Subscribe-and-Save program in the United Kingdom called the Wellness Club. Under the Wellness Club program, members will be able to customize their orders each month with items from across Blessed CBD's product lines, including oils, gummies, capsules, and topicals. Members will also be able to customize their own delivery schedules within a range of every two weeks to every twelve weeks, allowing delivery frequencies to optimally match each member's needs. In addition, by joining the Wellness Club, members will receive a 20% discount on their first purchase and a 25% discount thereafter for life on all Blessed CBD products, meaning that members will be able to access the steepest discounts that Blessed CBD has ever offered. Members will further be eligible to participate in exclusive monthly raffles where the winners will receive free CBD products.

High Tide Inc. May 25, 2022 (CNW Group/High Tide Inc.)

In addition to improving convenience and savings for members, the launch of the Wellness Club will further solidify customer loyalty and brand equity for Blessed in the U.K.  Because Wellness Club members will be enrolled in a service that auto-renews their orders, Blessed CBD expects to boost its lifetime value per customer beyond current levels. The Wellness Club will also allow Blessed CBD to grow a recurring revenue stream that will be much more predictable than the current system of customers being required to manually place their orders. Although the Wellness Club will initially only be available in the United Kingdom, Blessed CBD intends to expand the program into Germany in the future.

"The launch of Blessed CBD's Wellness Club, as well as NuLeaf Naturals' revamped Subscribe-and-Save program, are further examples of the cross-platform synergies that High Tide has been able to develop as a result of our forward-thinking acquisition strategy. Over the past year, we have acquired businesses that are well-positioned to cultivate recurring and predictable revenue streams through the innovative use of value-based loyalty and subscription programs," said Raj Grover, President and Chief Executive Officer of High Tide. "As we continue to build upon our diversified cannabis ecosystem, I expect that we will be able to drive further revenue growth with minimal capital cost by leveraging our organic innovations and applying them across our various platforms. Today's announcement also further demonstrates our commitment to expanding our presence, customer bases, and revenues through legal activities in markets such as the U.K. and the U.S., where full cannabis legalization has not yet come to pass.  We look forward to launching additional organic innovations across our portfolio," added Mr. Grover.

NULEAF NATURALS LAUNCHES REVAMPED SUBSCRIBE-AND-SAVE PROGRAM

The Company also announced today that its United States-based subsidiary, NuLeaf Naturals, has launched a revamped Subscribe-and-Save program, based on the success of the similarly-named and designed subscription program launched by fellow U.S. Subsidiary, FAB CBD, in March of 2022. Under this program, customers will be able to customize their orders each month to suit their specific needs, with items from across all NuLeaf Naturals product lines including oils, softgels, topicals, and pet treats. Customers will also have the ability to customize their delivery frequency for each individual product in their order, allowing delivery frequencies to optimally match each customer's needs for every product. In addition, by opting-in to the Subscribe-and-Save discount program, customers will receive a 20% discount for life on all NuLeaf Naturals products that they purchase, similar to what is offered by FAB CBD in the U.S. market currently.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 122 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this news release include statements relating to: the expected financial benefits of the Blessed CBD and NuLeaf Naturals subscription services, including the Company's expectation that the subscription service will boost the lifetime value per customer and will allow the Company to cultivate a more predictable recurring revenue stream, Mr. Grover's statements with respect to further growing the Company's revenues by leveraging its diversified cannabis ecosystem through organic innovations and without added capital cost, the Company's strategy as a parent company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to customer demand for the Blessed CBD and NuLeaf Naturals subscription services, the Company's ability to further grow the Company's revenues by leveraging its diversified cannabis ecosystem without added capital cost, or at all, the Company's ability to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value, the Company's ability to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-MAY-22